UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of  June, 2006
000-50109
(Commission File Number)
AMS HOMECARE INC.
(Registrant's Name)
1360 Cliveden Avenue - Delta, BC V3M 6K2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F
☐ Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule?12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes
☑ No
If ?Yes? is marked, indicate below the file number assigned to the registrant in connection with Rule?12g3-2(b): 82-

Exhibits
EX-1.1	Press Release Dated June 12th, 2006

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMS HOMECARE INC.
Date: June 12, 2006	By:	/s/ Harj Gill
Harj Gill CEO

EX1.1

For Immediate Release

AMS HomecaRE and
WIS
-X in AGREEMENT

Vancouver, British Columbia
– June 12, 2006 AMS Homecare Inc (OTCBB:AHCKF) – is pleased to announce that it has agreed to provide administrative services to the WORLD INTERNET STOCK EXCHANGE (WISE), a private business involved in providing stock information and quotation services through WIS-X

( http://www.wis-x.com).

The Company is finalizing a revenue sharing model under which AMS Homecare would be compensated for the services provided to WISE.
The WORLD INTERNET STOCK EXCHANGE is owned by Mr. Harj Gill, the CEO of AMS Homecare Inc.
WIS-X provides information such as stock quotes and financial information.
Public and private companies can choose to quote their securities on WISE and members can choose to execute trades between themselves.
Global Trading is now easily possible 24 hours a day, seven days a week.
WIS-X members will have the capability to participate in investment opportunities in a manner that was previously unattainable.
WIS-X is the world’s first 24/7 global stock trading centre.

WIS-X will be supported by the new TransWorld Identification Number (TWIN) System. TWIN provides full identity protection and the secure transfer of sensitive information ( http://www.twin.bz).

About AMS Homecare
Founded in 1989, AMS Homecare is a purveyor of mobility equipment, durable medical products, Layered Voice Analysis (LVA) and patient monitoring technology, and is a
US
pharmacy/durable medical equipment retailer, ( http://www.65plusstore.com).
The company is moving forward to strengthen its foundation and to build an organization capable of serving the health, independence and security needs of the aging populations in
Canada
and the
United States
. More information is available at ( http://amshomecare.com)

Company Contact:
AMS Homecare Inc.
Daryl Hixt, Corporate Communication
604-273-5173 ext 121
ir@amshomecare.com

Safe
Harbor S
tatement:
Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties, including, but not limited to: the company’s ability to maintain strong relationships with its primary supplier and key dealers; the effects of competition from companies with greater resources; changes in manufacturers’ distribution channels; fluctuations in foreign currency; the level of government reimbursement for users as well as other government regulations; the company’s ability to retain key personnel; and, its ability to secure financing, notably to support its expansion into the U.S. market. These risks and uncertainties and others are enumerated in the company’s most current filed Annual and Interim Reports and could cause actual results to differ materially from those projected or implied in the forward-looking statements. Except for the company's continuing obligation to disclose material information under federal securities law, it is not obligated to update its forward-looking statements. Names of actual companies and products mentioned herein may be trademarks of their respective owners.